Exhibit 99.2

SIGMA LITHIUM CORPORATION
CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

THREE AND NINE MONTHS
ENDED SEPTEMBER 30, 2022
AND 2021 (EXPRESSED IN
THOUSANDS OF CANADIAN
DOLLARS) (UNAUDITED)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Sigma Lithium Corporation (the "Company") are the responsibility of management and have been approved by the Company's Board of Directors (the "Board").

The unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis in accordance with International Accounting Standard 34 Interim Financial (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and the majority of its members are independent directors. The Audit Committee meets at least four times a year with management, and with the external auditors at least for the year-end audit, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the unaudited condensed interim consolidated financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

"Calvyn Gardner"	"Ana Cabral Gardner"
Co-Chairperson and Co-Chief Executive Officer	Co-Chairperson and Co-Chief Executive Officer

"Felipe Peres"
Chief Financial Officer

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

(Unaudited)

	September 30,	December 31,
	2022	2021
ASSET
Current assets
Cash	$85,186	$154,305
Prepaid expenses and other assets	1,250	809
Total current assets	86,436	155,114
Non-current assets
Prepaid expenses and other assets	204	92
Exploration and evaluation assets (note 3)	21,660	7,884
Property, plant and equipment (note 4)	89,264	30,689
Total assets	$197,564	$193,779

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Account payable	$3,182	$3,554
Payroll and other taxes	855	439
Note payable	-	270
Lease liability (note 6)	48	28
Royalty agreement call option (note 4b)	5,198	-
Other liabilities	162	39
Total current liabilities	9,445	4,330
Non-Current Liabilities
Deferred revenue (note 5)	-	4,007
Lease liability (note 6)	210	217
Asset retirement obligations (note 7)	2,105	162
Total Non-Current liabilities	2,315	4,386
Total liabilities	11,760	8,716

Shareholders' equity
Share capital (note 9)	231,810	224,820
Contributed surplus	70,911	30,881
Accumulated other comprehensive loss	(2,955)	(3,519)
Accumulated deficit	(113,962)	(67,119)
Total shareholders' equity	185,804	185,063
Total liabilities and shareholders' equity	$197,564	$193,779

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Basis of preparation (note 2)

Related parties (note 8)

Subsequent event (note 17)

Approved on behalf of the Board:

(Signed) "Calvyn Gardner"	, Director

(Signed) "Ana Cabral Gardner"	, Director

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(Expressed in thousands of Canadian dollars, except for number of shares and per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Operating expenses
General and administrative expenses (note 11)	$(3,320)	$(1,065)	$(8,269)	$(2,501)
Stock-based compensation (note 14)	(14,219)	(10,085)	(38,853)	(15,596)
Accretion and interest	(18)	(6)	(33)	(49)
Interest expense on credit revolver and suppliers	-	(19)	-	(145)
Loss on heads of agreement termination (note 5)	(1,048)	-	(1,048)	-
Foreign exchange gain	5,489	280	6,316	29
Royalty agreement call option (note 4b)	-	-	(4,892)	-
Depreciation	(15)	(15)	(64)	(42)
Net loss for the period	(13,131)	(10,910)	(46,843)	(18,304)

Other comprehensive income (loss)

Amounts that may be reclassified subsequently to profit and loss
Cumulative translation adjustment	(59)	(542)	564	(512)
Net income (loss) and comprehensive income (loss) for the period	$(13,190)	$(11,452)	$(46,279)	$(18,816)

Loss per common share

Equity holders of the Company
Basic and diluted net loss per common share (note 10)	$(0.13)	$(0.12)	$(0.47)	$(0.21)
Weighted average number of common shares outstanding - basic and diluted	100,740,728	87,368,212	100,393,973	85,839,221

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

(Unaudited)

Nine Months Ended September 30,	2022	2021
Operating activities
Net loss for the period	$(46,843)	$(18,304)
Adjustments for:
Depreciation	64	42
Stock-based compensation	38,853	15,596
Interest and accretion on notes payable	33	49
Interest expense on credit revolver and suppliers	-	145
Realized foreign exchange loss (gain) on notes payable	41	(374)
Deferred revenue termination agreement (Mitsui) (note 5)	(4,007)	-
Foreign exchange gain on other assets and liabilities	(6,316)	-
Royalty agreement call option	4,892	-
Changes in non-cash working capital items:
Prepaid expenses and other assets	(523)	(394)
Amounts payable and other liabilities	(2,265)	20
Payroll and other taxes	433	101
Net cash used in operating activities	(15,638)	(3,119)

Investing activities
Addition to exploration and evaluation assets	(11,871)	(6,741)
Purchase of property, plant and equipment	(47,806)	(3,253)
Net cash used in investing activities	(59,677)	(9,994)

Financing activities
Proceeds from warrants exercised (note 12)	2,345	132
Proceeds from stock options exercised	89	-
Repayment of revolving credit facility	-	(2,756)
Repayment of note payable	(325)	(1,876)
Lease payments	(24)	(18)
Issuance of common shares	-	39,380
Net cash provided by financing activities	2,085	34,862
Effect of exchange rate changes on cash held in foreign currency	4,111	195
Net (decrease) increase in cash	(69,119)	21,944
Cash, beginning of period	154,305	13,543
Cash, end of period	$85,186	$35,487

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

(Unaudited)

	Number of	Share	Contributed	Accumulated other comprehensive
	common shares	capital	Surplus	loss	Deficit	Total
Balance, January 1, 2021	77,782,757	$53,911	$3,931	$(2,858)	$(33,226)	$21,758
Private placement (note 9)	9,545,455	42,000	-	-	-	42,000
Share issue costs (note 9)	-	(2,620)	-	-	-	(2,620)
Agent warrants issued	-	(873)	873	-	-	-
Exercise of RSUs (note 14)	10,000	50	(50)	-	-	-
Exercise of warrants (note 12)	30,000	178	(46)	-	-	132
Stock-based compensation	-	-	17,188	-	-	17,188
Net loss for the period	-	-	-	-	(18,304)	(18,304)
Other comprehensive loss for the period	-	-	-	(513)	-	(513)
Balance, September 30, 2021	87,368,212	$92,646	$21,896	$(3,371)	$(51,530)	$59,641
Balance, January 1, 2022	99,377,349	$224,820	$30,881	$(3,519)	$(67,119)	$185,063
Exercise of warrants (notes 9 and 12)	532,860	3,218	(873)	-	-	2,345
Exercise of RSUs (note 14)	974,983	3,603	(3,603)	-	-	-
Exercise of stock options	40,000	169	(80)	-	-	89
Stock-based compensation	-	-	44,586	-	-	44,586
Net loss for the period	-	-	-	-	(46,843)	(46,843)
Other comprehensive income for the period	-	-	-	564	-	564
Balance, September 30, 2022	100,925,192	$231,810	$70,911	$(2,955)	$(113,962)	185,804

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

1.	Nature of operations

Sigma Lithium Corporation (the “Company”) is a mineral processing and development company incorporated under the Canada Business Corporations Act. The Company's common shares trade on Nasdaq Capital Market ("Nasdaq") under the symbol "SGML" and on the TSX Venture Exchange (the “TSXV”) under the symbol "SGML”. The head office of the Company is Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6E 3E8.

These unaudited condensed interim consolidated financial statements include the Company’s wholly owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned Brazil-incorporated subsidiary Sigma Mineração S.A. ("Sigma Brazil").

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region in the State of Minas Gerais, Brazil (together, the "Lithium Properties").

2.	Basis of preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting.

These condensed interim consolidated financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.

The accounting policies, and critical accounting estimates and judgments applied in these condensed interim consolidated financial statements are consistent with those used in the Company’s audited annual consolidated financial statements for the year ended December 31, 2021, except for the following:

Accounting policies:

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment (“IAS 16”), to prohibit the crediting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The Company adopted the revision to IAS 16 when it became effective on January 1, 2022 with no impact on its historical accounting.

New standards and amendments issued but not yet effective or adopted are described below:

IAS 1, Presentation of Financial Statements in January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes: (i) Specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) Clarifying how lending conditions affect classification; and (iv) Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services. The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2024.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

Critical accounting judgments

•	Due to the advancement of the Company's project and significant spend during the quarter as well as assessed likelihood of reaching production, the Company made a critical accounting judgment to recognize the value of the royalty agreement call option as at June 30, 2022 given the assessed likelihood that the Company will exercise this option.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis on the assumption that the Company will continue to operate for the next 12 (twelve) months and foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

3.	Exploration and evaluation assets

The Company has mineral properties in the exploration and evaluation stage and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of exploration costs is set out below:

	September 30,	December 31,
	2022	2021
Opening balance	$7,884	$18,354
Personnel costs (a)	2,965	2,769
Geological costs	2,533	2,492
Drilling	5,857	4,754
Environmental consulting	128	194
Environmental compensation	839	305
Development / Engineering services	420	707
Other	301	192
Cumulative translation adjustment	733	188
Transfer to property, plant and equipment (note 4)	-	(22,071)
Closing balance	$21,660	$7,884

(a) The personnel costs include $1,074 related to RSUs during the nine months ended September 30, 2022 (year ended December 31, 2021 - $1,653).

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

(Unaudited)

4.	Property, plant, and equipment

Cost	Assets Under Construction	Right-of-use assets	Pilot plant	Other assets	Total
Balance, January 1, 2021	$-	$293	$215	$370	878
Additions	7,034	13	-	70	7,117
Transfers (note 3)	22,071	-	-	-	22,071
Fixed Assets Paid in Advance	1,775	-	-	-	1,775
Asset Retirement Cost	162	-	-	-	162
Cumulative translation adjustment	(985)	(30)	(31)	(24)	(1,070)
Balance, December 31, 2021	$30,057	$276	$184	$416	30,933
Additions (a)	54,319	-	-	55	54,374
Asset Retirement Cost	1,886	-	-	-	1,886
Cumulative translation adjustment	2,324	29	19	41	2,413
Balance, September 30, 2022	$88,586	$305	$203	$512	89,606

Accumulated Depreciation/Amortization	Assets Under Construction	Right-of- use assets	Pilot plant	Other assets	Total
Balance, January 1, 2021	$-	$59	$33	$102	194
Depreciation	-	17	19	38	74
Cumulative translation adjustment	-	(15)	(3)	(6)	(24)
Balance, December 31, 2021	$-	$61	$49	$134	244
Depreciation	-	15	15	42	72
Cumulative translation adjustment	-	7	5	14	26
Balance, September 30, 2022	-	83	69	$190	342
Net Book Value
Balance, December 31, 2021	$30,057	$215	$135	$282	30,689
Balance, September 30, 2022	$88,586	$222	$134	$322	89,264

(a)  The assets under construction include $4,659 related to RSUs during the nine months ended September 30, 2022.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

4.	Property, plant and equipment (continued)

Assets Under Construction

During the year ended December 31, 2021, the Xuxa deposit (the “First Mine”) transitioned from the exploration and evaluation stage (under IFRS 6) to the development stage and, as a result, $22,071, of the exploration and evaluation expenditures were transferred from exploration and evaluation assets to property, plant and equipment.

Royalty

The Company is subject to the following royalties:

(a) 2.0% Compensação Financeira pela Exploração de Recursos Minerais (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the gross revenue from sales of minerals extracted from the Lithium Properties.

(b) a royalty (“Amilcar Royalty Agreement”) of 1% over the gross revenues of the Company from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation, and commercialization of the products sold (“Net Revenues”). Sigma Brazil has the option to repurchase the Amilcar Royalty Agreement, exercisable at any time, for US$3.8 million. The holder (currently Amilcar de Melo Afgouni (“Amilcar”)) has the option to require the repurchase of the Amilcar Royalty Agreement for the same price, exercisable: (i) if Sigma Brazil enters into commercial production and reaches production of 40,000 tonnes of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in Sigma Brazil on a fully diluted basis. Due to the advancement of the Company’s project and significant spend as well as assessed likelihood of reaching production, the Company recognized the value of the royalty agreement call option of US$3.8 million represented by the strike price of the call option as at June 30, 2022 given the assessed likelihood that the Company will exercise this option. As a result, the Company recorded a current liability in the Condensed Interim Consolidated Statement of Financial Position and an expense in the Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss), in the amount of US$3.8 million ($4,892); and

(c) a royalty (currently held by LRC LP I) of 1% of Net Revenues from sales net of all taxes, royalties, and transportation costs of minerals extracted from the Lithium Properties.

5.	Deferred revenue

On August 22, 2022, the Company paid US$3.9 million ($5,055) to Mitsui & Co Ltd (“Mitsui”) for the termination of the binding heads of agreement, originally signed with Mitsui. The termination cost of $1,048 was recorded in the Condensed Interim Consolidated Statement of Net Income (Loss) and Comprehensive Income (Loss).

The binding heads of agreement under which Mitsui would prepay the Company US$30 million towards the purchase of 80,000 tonnes of battery grade lithium concentrate annually (the “Mitsui Pre-Payment”) was signed on March 26, 2019 and had a single and initial deposit payment of US$3 million ($4,007) to the Company on April 4, 2019.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

6.	Lease liability

The lease liability is related to land leases of surface properties owned by Miazga Participações S.A., (”Miazga”), a related party and Arqueana, a related party, (note 8) and land leases with third parties. The lease agreements have terms between 1 year to 15 years and the liability was measured at the present value of the lease payments discounted using a weighted average interest rate of 11.33% (December 31, 2021: 11.33%) which was determined to be the Company’s incremental borrowing rate. The continuity of the lease liability is presented in the table below:

Lease liability, December 31, 2021	$244
Interest expense	22
Lease payments	(33)
Cumulative translation adjustment	25
Lease liability, September 30, 2022	$258

As of September 30, 2022
Lease obligations	$258
Less current portion	48
Non-current portion	$210

Maturity analysis – contractual undiscounted cash flows

As at September 30, 2022
Less than one year	$48
Year 2	41
Year 3	41
Year 4	41
More than 5 years	401
Total contractual undiscounted cash flows	$572

7.	Asset retirement obligation

The Company has estimated its asset retirement obligation to be $2,105 on September 30, 2022 (December 31, 2021 - $162), representing the present value of estimated future rehabilitation costs currently disturbed. The estimate is based on future rehabilitation costs of $4,158, an inflation rate of 4% (December 31, 2021 – 4%) and a discount rate of 9% (December 31, 2021 – 11.33%).

Asset retirement obligation, December 31, 2021	$162
Accretion	18
Addition	1,886
Cumulative translation adjustment	39
Asset retirement obligation, September 30, 2022	$2,105

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

8.	Related party transactions

The Company’s related parties include:

Related Party	Nature of relationship
A10 Group	A10 Group is composed of A10 Serviços (“A10 Advisory”) and A10 Investimentos Ltda. The companies are controlled and indirectly controlled, respectively, by the director of the Company, Marcelo Paiva and by the Co-CEO Ana Cabral-Gardner.

Miazga	Miazga Participações S.A is a land administration company in which the two Co-CEOs of the Company have an indirect economic interest.

Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which the two Co-CEOs of the Company have an indirect economic interest.

(a)	Transactions with related parties

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party.

Cost sharing agreement (“CSA”): The Company has a CSA with A10 Advisory where A10 Advisory is reimbursed for secondment staff 100% allocated to the Company, including legal, financial and business development personnel and 50% of shared secretarial administrative personnel.

Leasing Agreements: The Company has right-of-way agreements with Miazga and Arqueana.

Note Payable: The Company fully repaid the amount of $325 to Arqueana in March 2022. The note payable to Arqueana was related to the share exchange agreement dated December 12, 2017, entered by the Company with Arqueana.

Loan Agreement: The Company’s subsidiary, Sigma Mineração S.A. (“SMSA”) entered into a loan agreement dated September 21, 2022 with Miazga to fund Miazga’s purchase of property located in the area of interest of the Grota do Cirilo Project (the “Property”), which shall be further transferred to environmental authorities for environmental compensation purposes. The loan agreement provides for the loan of an amount up to R$0.9 million ($0.2 million), which is the exact amount spent on the purchase of the Property.

The purchase agreement and the loan are divided into two installments, whereas the first installment was paid, and the second installment will be paid by the Company to Miazga within 90 days after the payment of the first installment.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

8.	Related party transactions (continued)

(a)	Outstanding balances and expenses

	As at September 30, 2022		Nine Months Ended September 30, 2022	As at December 31, 2021		Nine Months Ended September 30, 2021
	Pre- payments/ Receivable	Accounts Payable/ Debt	Expenses/ Payments	Pre- payments	Accounts Payable/ Debt	Expenses/ Payments
	$	$	$	$	$	$
A10 Advisory
CSA	-	-	72	-	-	120
Revolving credit facility (1)	-	-	-	-	-	2,684
Commission fees (2) (Note 9 b)	-	-	-	-	-	2,345
Warrants (3) (Note 9 b)	-	-	-	-	-	827
Miazga
Lease agreements	-	82	50	-	82	37
Prepaid land lease offset	111	-	-	104	-	9
Loan agreement (4)	112	-	112	-	-	-
Arqueana
Lease agreements	-	177	24	-	168	18
Note payable	-	-	270	-	270	1,935

(1) There were no payments made by the Company related to the Revolving Credit Facility in 2022. The last transaction occurred in 2021.

(2) There were no payments made by the Company related to the Commission fees agreed between the Company and A10 Advisory in 2022.

(3) There were no payments made by the Company in 2022 related to the purchase Warrants issued by the Company in connection with the February 21, 2021 non-brokered private placement. The Warrants were exercised on February 11, 2022.

(4) As of September 30, 2022, 50% of the total loan was drawn.

9.	Share capital

(a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

(b)            Common shares issued by the Company:

	Common shares (#)	Amount
Balance, January 1, 2022	99,377,349	$224,820
Exercise of warrants (1)	532,860	3,218
Exercise of RSUs (note 14)	974,983	3,603
Exercise of stock options	40,000	169
Balance, September 30, 2022	100,925,192	$231,810

	Common shares (#)	Amount
Balance, January 1, 2021	77,782,757	$53,911
Private placement (1)	9,545,455	42,000
Cost of private placement (1)	-	(2,620)
Agents warrants issued	-	(873)
Exercise of RSUs (note 14)	10,000	50
Exercise of warrants	30,000	179
Balance, September 30, 2021	87,368,212	$92,647

(1) On February 12, 2021, the Company completed a non-brokered private placement of 9,545,455 common shares at a price of $4.40 per share for aggregate gross proceeds of $42,000. In connection with the offering, the Company paid aggregate placement agent fees of $2,620 and issued 562,860 Common Share purchase warrants having an exercise price of $4.40 per share and exercisable until February 12, 2022. In connection with this offering A10 Advisory, a related party (note 8) who was part of the Company’s financial advisors engaged in such non-brokered private placement, received $2,345 of such placement agent fees and 532,860 of such common share purchase warrants. These warrants were exercised on February 11, 2022.

10.	Net loss per common share

The basic and diluted net loss per common share for the three and nine months ended September 30,2022 was $(0.13) and $ (0.47), respectively (three and nine months ended September 30, 2021: $(0.12) and $(0.21), respectively.

The calculation of basic and diluted loss per common share for the three and nine months ended September 30, 2022 was based on the net loss for the period of $13,131 and $46,843, respectively (three and nine months ended September 30, 2021: $10,910 and $18,304, respectively) and the weighted average number of common shares outstanding of 100,740,728 and 100,393,973, respectively (three and nine months ended September 30, 2021: 87,368,212 and 85,839,221, respectively). Diluted loss per share for each of the periods presented did not include the effect of RSU’s, stock options and warrants as they are anti-dilutive.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

11.	General and administrative expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Salaries and benefits	$(958)	$(291)	$(2,073)	$(648)
Legal	(213)	(22)	(1,426)	(136)
Travel	(321)	(14)	(700)	(36)
A10 Advisory – Cost Sharing Agreement	(58)	(46)	(130)	(117)
Business development and investor relations	(561)	(254)	(1,350)	(543)
Accounting	(99)	(33)	(240)	(76)
Auditing	(217)	(98)	(230)	(372)
Insurance	(589)	-	(1,051)	-
Other	(304)	(307)	(1,069)	(573)

Total general and administrative expenses	$(3,320)	$(1,065)	$(8,269)	$(2,501)

12.	Warrants

The following table shows the continuity of warrants during the period:

	Warrants Outstanding	Average Exercise Price
Balance, December 31, 2021	532,860	$4.40
Exercised (1)	(532,860)	(4.40)
Balance, September 30, 2022	-	$-
Balance, December 31, 2020	-	$-
Issued (2)	562,860	4.40
Exercised	(30,000)	(4.40)
Balance, September 30, 2021	532,860	$-

(1) In February 2022, the Company received $2,345 from A10 Advisory upon the exercise of 532,860 at an exercise price of $4.40 per share.

(2) The fair value of the 562,860 Common Share purchase warrants of $873 was estimated using the Black-Scholes valuation method at the date of the grant with the following inputs: market price on valuation date of $4.40; expected dividend yield of 0%; expected volatility of 66.61% using the historical price history of the Company; risk-free interest rate of 0.17%; and an expected average life of one year.

13.	Financial risk management

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, foreign currency risk and price risk).

The fair values of cash, accounts payable, and note payable approximate their carrying values due to the short term to maturity of these financial instruments.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash. The Company’s cash is held with established institutions for which management believes the risk of loss to be remote.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will actively manage its expenses along with capital expenditures and consider securing additional equity or debt funding.

As of September 30, 2022, the carrying amount of financial liabilities, measured using the amortized cost method are described below. Their corresponding maturities are evidenced below:

Contractual Obligations	Up to 1 year	1-3 year	4-5 years	More than 5 years	Total
Accounts payable and other liabilities	$3,344	$-	$-	$-	$3,344
Lease liability	48	53	73	84	258

Market risk

Market risk is the risk of loss that may arise from changes in market such as interest rates and foreign exchange rates.

(1)	Interest rate risk

The Company has cash balances. The Company’s current policy is to invest surplus cash in savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As of September 30, 2022, the Company has $85,186 in cash. The Company’s exposure to risks of changes in market interest rates relates primarily to interest earned on its cash balances.

(2)	Foreign currency risk

The Company’s functional and presentation currency is the Canadian dollar and certain purchases, and salaries are transacted in Canadian dollars. The Company also has significant balances in Brazilian Reais and United States dollars that are subject to foreign currency risk.

The Company had the following balances in the prescribed currencies:

	September 30, 2022	December 31, 2021
Brazilian Reais
Current assets	6,957	4,279
Current liabilities	(13,486)	(10,286)
United States Dollar
Cash in banks	52,338	67,089
Current liabilities	(3,800)	-

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

Cash in Foreign Currencies	September 30, 2022		December 31, 2021
Denominated Currencies:	Amount in denominated currency	Equivalent Amount in Canadian $	Amount in denominated currency	Equivalent Amount in Canadian $
Deposits in Brazilian Reais	4,301	$1,089	3,051	$699
Deposits in United States Dollars	52,338	71,583	67,089	84,760
Total Cash		$72,672		$85,459

The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accounts payable and other liabilities denominated in Brazilian Reais and US dollars:

•	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect the Company’s Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss) by approximately $165 with all other variables held constant

•	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the US dollar compared to the Canadian dollar would affect the Company’s Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss) by approximately $6,638 with all other variables held constant.

14.	Restricted share units

The Company’s Board of Directors has adopted the Equity Incentive Plan. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as determined by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Under the Equity Incentive Plan, selected participants are granted restricted share units (“RSUs”), where each RSU represents the right to receive one common share upon achievement of any applicable vesting conditions. As per the Equity Incentive Plan, no RSUs will be exercisable more than 10 years after the grant date.

Number of RSUs
Balance, December 31, 2021	7,422,667
Granted (1) (2)	1,050,000
Exercised	(974,983)
Balance, September 30, 2022	7,497,684
Balance, December 31, 2020	687,334
Granted (3)	1,381,333
Exercised	(10,000)
Balance, September 30, 2021	2,058,667

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

(1)  On April 5, 2022, the Compensation Committee, delegated by the Board, approved the grant of 50,000 RSUs to a key consultant of the Company. All these RSUs were fully vested on the grant date, which occurred after the completion of the service period.

(2) On July 20, 2022, the Board, approved the grant of 1,000,000 RSUs to the COO of the Company. All these RSUs will vest upon the achievement of specific operational goals (“milestones”). The RSUs contain certain non-market performance conditions and were valued using the Company’s share price on grant date.

(3) On March 4, 2021, the Board approved the grant of 1,381,333 RSUs to key employees, directors and designated service providers of the Company. All these RSUs were fully vested on grant date.

On September 8, 2021, the Board granted an aggregated 5,000,000 RSUs to the Co-CEOs of the Company (2,500,000 RSUs to each Co-CEO) 5,000,000 of the RSUs granted to the Co-CEO (being 2,500,000 RSUs granted to each Co-CEO) vested in four tranches upon the achievement of specified market capitalization targets as follows:

Tranche	Number of RSUs	Market Conditions Vesting Milestones
i.	1,000,000	Increase of market cap to $ 1.3 billion
ii.	1,000,000	Increase of market cap to $ 1.55 billion
iii.	1,000,000	Increase of market cap to $ 1.8 billion
iv.	2,000,000	Increase of market cap to $ 2 billion
	5,000,000

An additional aggregate 1,000,000 RSUs will vest (500,000 RSUs per Co-CEO) upon approval by the Board of Directors of the plan to achieve a net zero carbon target and its subsequent successful execution.

These RSUs contain a market condition, and therefore the Company used a Monte Carlo Simulation methodology to determine the grant date fair value of the RSUs which incorporated the following assumptions:

Risk-free rate	0.85%
Expected equity volatility	60%
Share price	10.25
Expected dividend rate	0.00%
Probability of success	33.88% - 61.42%

The expense for these RSUs have been valued based on the Company’s Monte Carlo Simulation, amortized over its estimated life.

Total stock-based compensation for the three and nine months ended September 30, 2022 was $19,419 and $44,586, respectively (three and nine months ended September 30, 2021: $10,115 and $17,188, respectively), being recorded as stock-based compensation expense $14,219 and $38,853, respectively ( three and nine months ended September 30, 2021: $10,085 and $15,596) and the remaining portion recordings in exploration and evaluation assets was $1,074 and $1,066, respectively ( three months and nine months ended September 30,2021: $91 and $1,653) and property, plant and equipment was $3,840 and $4,659, respectively (notes 3 and 4).

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

15.	Commitments

The Company entered into short-term agreements for the acquisition of machinery and services.      The agreements have termination clauses for noncompliance with essential obligations. There is no provision of contract default, therefore there are no liabilities recorded in Company’s financial statements.

As of September, total commitment, measured at nominal value according to the contracts are $87.7 million (US$64.1 million) versus $8.5 million (USD $6.7 million) as at December 2021.

16.	Legal claim contingency

Sigma Brazil is a party to a labor proceeding filed against Sigma Brazil and the estimated payout is $1.6 million (R$6 million) should the final judgment be favorable to the claimant against Sigma Brazil. The proceeding is at its initial stage. Therefore, it is not practicable to state whether there is a possibility of payment and a timing for it, if any. Sigma Brazil has been advised by its legal counsel that the likelihood of loss is possible, but not probable. Accordingly, no provision for any liability has been made in these financial statements.

17.	Subsequent Event

Subsequent to September 30, 2022, the Compensation Committee, delegated by the Board, approved the grant of 1,407,332 RSUs to key directors, officers, employees, and service providers of the Company and its affiliates.

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